ENERGY INCOME AND GROWTH FUND
                              1001 WARRENVILLE ROAD
                                    SUITE 300
                              LISLE, ILLINOIS 60532

VIA EDGAR
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October 14, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:      Request for Withdrawal - Form RW
         Energy Income and Growth Fund
         Registration on Form N-2
         (Registration Statement File No. 333-123460)

Ladies and Gentlemen:

         Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the "Securities Act"), Energy Income and Growth Fund (the "Fund") hereby requests the withdrawal of the above-mentioned Registration Statement (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on March 18, 2005. The Fund is requesting such withdrawal because it does not at this time seek to proceed with the offering contemplated by the Registration Statement. No securities of the Fund were sold, or will be sold, pursuant to the Registration Statement.

         If you have any questions concerning the foregoing, please contact Walter L. Draney of Chapman and Cutler LLP at (312) 845-3273.


Sincerely,

ENERGY INCOME AND GROWTH FUND


By:  /s/ W. Scott Jardine
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     W. Scott Jardine, Secretary